A special meeting of shareholders was held on October 5, 2015. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 2
To modify the fund's fundamental concentration policy.
	# of Votes	% of Votes
Affirmative	4,746,455,620.09	79.045
Against	425,894,111.92	7.093
Abstain	832,191,855.36	13.858
Broker Non-Votes	282,088.11	0.004
TOTAL	6,004,823,675.48	100.000